SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HC2 Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
404139107
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

Page 1 of 7 pages

CUSIP No.	404139107	13G	Page 2 of 7

1	NAME OF REPORTING PERSON Julian Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,262,514 [1]
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
3,262,514 [2]
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,262,514 [3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%
12	TYPE OF REPORTING PERSON*
IN

______________________

[1]	Includes 1,415,525 shares of the Common Stock of the Issuer issuable upon conversion of $6,200,000.00 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022 held by JDS1, LLC

[2]	See FN 1.

[3]	See FN 1.

CUSIP No.	404139107	13G	Page 3 of 7

1	NAME OF REPORTING PERSON
JDS1, LLC[4]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,262,514 [5]
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
3,262,514 [6]
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,262,514 [7]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%
12	TYPE OF REPORTING PERSON*
OO

______________________

[4]	Mr. Singer as managing member of JDS1, LLC has sole dispositive and voting power with respect to shares of the Issuer owned by JDS1 LLC

[5]	See FN 4.

[6]	See FN 4.

[7]	See FN 4.

SCHEDULE 13G

This following constitutes the Schedule 13G filed by the undersigned (the “Schedule 13G”) and amends and replaces the previously filed Schedule 13D/A filed on May 19, 2020.

Item 1.	Name and Address of the Issuer

The Issuer is HC2 Holdings, Inc., a Delaware corporation, whose principal executive offices are located at 450 Park Avenue, 30th Floor, New York, NY 10022.

Item 2.	Persons Filing

Pursuant to §240.13d-1(k)(1), this Schedule 13G is being filed by the following (each a “Reporting Person” and collectively the “Reporting Persons”):

(a)	Name of Persons Filing:

a.	JDS1, LLC, a Delaware limited liability company (“JDS1”), with respect to shares of Common Stock directly owned by it.

b.	Julian Singer, as the managing member of JDS1.

(b)	The principal business address of each Reporting Person is:

a.	JDS1, 2200 Fletcher Ave., Suite 501, Fort Lee, NJ 07024.

b.	Mr. Singer, 2200 Fletcher Ave., Suite 501, Fort Lee, NJ 07024.

(c)	Each Reporting Person is a citizen of the United States.

(d)	The title and class of securities is the Issuers common stock par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number: 404139107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The aggregate percentage of shares of Common Stock reported owned is based upon 46,550,384 shares of Common Stock outstanding on May 22, 2020, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with Securities and Exchange Commission on May 27, 2020.

(a)	JDS1

a.	As of the date hereof JDS1 beneficially owns 3,262,514 shares of Common Stock, which includes 1,415,525 shares of the Common Stock of the Issuer issuable upon conversion of $6,200,000.00 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022, and 1,846,989 shares of Common Stock held directly by JDS1.

Percentage: Approximately 6.8%

b.	1.	Sole power to vote or direct vote: 3,262,514

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 3,262,514

4.	Shared power to dispose or direct disposition: 0

(b)	Mr. Singer

a.	As of the date hereof, Mr. Singer as managing member of JDS1, beneficially owns 3,262,514 shares of Common Stock, which includes 1,415,525 shares of the Common Stock of the Issuer issuable upon conversion of $6,200,000.00 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022, and 1,846,989 shares of Common Stock held directly by JDS1.

Percentage: Approximately 6.8%

b.	1.	Sole power to vote or direct vote: 3,262,514

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 3,262,514

4.	Shared power to dispose or direct disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2020

JDS1, LLC

By:	/s/ Julian Singer
Name: Julian Singer
Title: Managing Member

/s/ Julian Singer
JULIAN SINGER